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EXHIBIT 12
                         PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES
                                   COMPUTATION OF RATIOS
                                      ($s in millions)

                                             Six Months             Year Ended December 31,
                                               Ended
                                            June 30, 1999    1998    1997    1996    1995    1994
                                           --------------   ------  ------  ------  ------  ------
Earnings from continuing
 operations before income taxes                $  624       $1,016  $  468  $  838  $1,136  $1,271

Less: Equity in undistributed
 net income (loss) of companies
 owned less than 50%                                8           58     (32)      5       7       8
                                               ------       ------  ------  ------  ------  ------
                                                  616          958     500     833   1,129   1,263
Add:
 Amortization of previously
   capitalized interest                             6           12      12      11      10       8

 Fixed charges included in the above:
   Interest and amortization of debt
   expense                                         27           49      58      82     121     139

 Rental expense representative
  of an interest factor                            15           28      38      37      35      35
                                               ------       ------  ------  ------  ------  ------
Earnings from continuing operations
 before income taxes and fixed charges         $  664       $1,047  $  608  $  963  $1,295  $1,445
                                               ======       ======  ======  ======  ======  ======
Interest incurred and amortization
 of debt expense                               $   36       $   84  $   90  $  115  $  149  $  164

Rental expense representative of an
 interest factor                                   15           28      38      37      35      35
                                               ------       ------  ------  ------  ------  ------

Total fixed charges                            $   51       $  112  $  128  $  152  $  184  $  199
                                               ======       ======  ======  ======  ======  ======

Preferred stock dividends                           9           17      18      18      18      18
                                               ------       ------  ------  ------  ------  ------
Total fixed charges and preferred
 stock dividends                               $   60       $  129  $  146  $  170  $  202  $  217
                                               ======       ======  ======  ======  ======  ======

Ratio of earnings to fixed charges               13.0          9.3     4.8     6.3     7.0     7.2
                                                 ====         ====    ====    ====    ====    ====

Ratio of earnings to combined fixed
 charges and preferred stock dividends           11.1          8.1     4.2     5.7     6.4     6.7
                                                 ====         ====    ====    ====    ====    ====




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